

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2016

Via Email
Lori M. Browne
Senior Vice President and General Counsel
Forterra, Inc.
511 Wast John Carpenter Freeway, 6th Floor
Irving, Texas 75062

**Re: Forterra, Inc.
Registration Statement on Form S-1
Filed July 8, 2016
File No. 333-212449**

Dear Ms. Browne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you intend to provide significant additional information in amendments to your registration statement, particularly in the form of exhibits such as your amended and restated Bylaws and the Tax Receivables Agreement. To the extent practicable, please include this information in the next amendment to the registration statement on Form S-1. We will need adequate time to review the information and may have additional comments.

2. We note Heidelberg Cement AG and/or its subsidiaries (Hanson, Lehigh, Calaveras, Cadman, and Mission Valley) have (148) operating sand, gravel, and/or crushed rock quarries in addition to the (13) Fonterra clay operations, which are not described or disclosed in your filing. Supplementally, please tell us if you have considered additional

mining property disclosure pursuant to the Instructions to Item 102 of Regulation S-K. We generally consider additional Industry Guide 7 mining property disclosure to be necessary if the total asset value of the aggregate of all mining properties exceeds 10% of total assets. We consider mining properties to include properties used from the point of mineral extraction to the first point of sales. In your response, please tell us how you measure the materiality or significance of your mining properties. Based on your response we may have additional comment.

Industry and Market Data, page ii

3. Please disclose from which firms listed you commissioned information for use in the registration statement. We note that you obtained and filed consents for Freedonia Custom Research Group and Freedonia Group.

Prospectus Summary, page 1

4. You discuss pro forma financial amounts only in certain areas, including at the bottom of page 2. Please discuss the historical amounts as well with equal prominence.

Bricks, page 4, 120, 132
Our Segments, page 80

5. We note your reference to raw material reserves in this section. Please clarify your disclosure by stating your present clay reserves, annual production, and estimated mine life for your clay operations.

Summary, page 5

6. We note your disclosure on page 119 that your Bricks segment accounted for 8% of your pro forma net sales in FY 2015. With a view toward enhanced disclosure, please explain why your Bricks segment is absent from your table and discussion of Key Segments on pages 5 and 121.

7. Please disclose in this section that some of the underwriters in this offering will be receiving proceeds from this offering as repayment of debt owed to them. We note the Conflicts of Interest section on page 193.

Labor disruptions and other union activity could have a material adverse effect us, page 29

8. Please disclose whether you have experienced labor disruptions. We note the disclosure on page 136 regarding the past four years.

Use of Proceeds, page 50

9. Please indicate the extent to which, if any, funds raised in the present offering may be used to satisfy obligations to HeidelbergCement in the event the earnout dispute is resolved adversely to your company.

10. You list the discharge of outstanding debt as your first priority for use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you intend to apply these proceeds, or a cross-reference to such discussion elsewhere in your registration statement, and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

General

11. Please discuss the tax receivable agreement with Lone Star and correspondingly what consideration was given to reflecting the agreement in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

12. On page F-62, you discuss a transition services agreement with Heidelberg Cement A.G. Please clarify in your disclosures whether you are still subject to this agreement. On pages F-63 and page 171 you also discuss an advisory agreement with Hudson Advisors which it appears will terminate in consummation of this offering. Please address how you intend to replace the services that were provided by this agreement and correspondingly what consideration was given as to whether incremental costs to replace these services need to be reflected in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

13. It appears that certain entities acquired had outstanding stock options or other common stock equivalents. For example, we note that USP Holdings, Inc. had outstanding options as discussed on page F-92. Please disclose how these were settled as part of the acquisitions and how the settlement of these are reflected in your pro forma financial information.

14. Please show the calculations used to arrive at your adjustment amounts, including adjustments to depreciation and amortization expenses and interest expense, in the notes to the pro forma financial information. For example, in a similar manner to your disclosures for the pro forma amortization adjustment related to the U.S. Pipe acquisition on page 74, please show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.

15. In a note to the pro forma financial information, please clearly disclose how you are arriving at the number of weighted average shares to use in computing your pro forma

earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

16. We note the dividend paid to the Lone Star Fund of $345 million significantly exceeded your earnings in the current year. In this regard, please provide the pro forma per share data required pursuant to SAB Topic 1:B.3.

Note 3. Pro Forma Adjustments for the Cretex Acquisition, page 66

17. We note that the Cretex acquisition was completed on October 1, 2015 and the pro forma adjustments reflect the inclusion of Cretex's historical results of operations as if it had been acquired on January 1, 2015. In this regard, please clarify why the historical amounts reflected would not be the same as the amounts reported in the separate carve-out financial statements. For example, for the year ended December 31, 2015, you disclose that the pro forma adjustments reflect an increase in cost of goods sold of $127.4 million, which compares to cost of goods sold of $122.0 million reported for the period ended September 30, 2015 on page F-127 of the carve-out financial statements.

Note 8. Pro Forma Adjustments for Offering, page 77

18. Please clarify whether you intend to reflect the portion of the net offering proceeds which will be used to repay outstanding debt and the corresponding debt repayment in your pro forma financial information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

Results of Operations, page 88

19. We note your disclosures on page 82 which cite the reason for your presentation of the combined results for the predecessor and successor periods for the three month period ended March 31, 2015 and the year ended December 31, 2015. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of your MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities' historical results for each respective period.

Liquidity and Capital Resources, page 103

20. Please expand your discussion to address the following:

- Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments;

- Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
- Disclose, if true, that you do not intend to repatriate these amounts;
- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations; and,
- Disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date.

Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Quantitative and Qualitative Disclosures about Market Risk, page 108

21. You disclose that you utilize derivative instruments to manage selected foreign currency and interest rate exposures. Please provide the qualitative information required by Item 305(b) of Regulation S-K. Alternately, you may provide a cross-reference to Note 11 of your Combined Financial Statements.

Business, page 118

22. Please provide the geographic information called for by Item 101(d) of Regulation S-K, or provide a cross-reference to Note 14 of your Combined Financial Statements.

Customers and Markets, page 132

23. In Our Company on page 3 and elsewhere through your registration statement you discuss the importance to your business and operations of government-sponsored infrastructure projects and the requisite funding programs thereof. Here, you discuss that you typically sell your products to contractors that perform construction work for various levels of government. To the extent material to your business, please discuss any material portion of your business that you know may be subject to renegotiation or termination of contracts or subcontracts at the election of the respective government. See Item 101(c)(ix) of Regulation S-K.

Environmental, Health and Safety Matters, page 141

24. We note your filing discloses reclamation costs for your clay and shale mining operations. Please disclose whether the (137) abandoned or closed sand, gravel and/or crush rock sites related to Heidelberg Cement AG are also included in these reclamation closure descriptions, projected costs, and asset retirement obligations.

Long Term Incentive Plan, page 157

25. Refer to the first bullet-point on page 158. Please tell us whether you anticipate the offering contemplated by this registration statement will qualify as a liquidating event under the terms of this bullet-point or any other arrangement providing for a cash payout to directors and/or officers.

Principal and Selling Stockholders, page 169

26. You state on page 170 that the selling stockholder may be deemed an underwriter in connection with this offering. Please provide a factual and legal analysis for your conclusion that Lone Star is not an underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933, in connection with this offering, or appropriately revise your registration statement to state that they are an underwriter.

Registration Rights Agreement, page 172

27. As soon as practicable, please provide the amount of shares owned by Lone Star that will be subject to the registration rights agreement. See Item 201(a)(2)(ii) of Regulation S-K.

Financial Statements

General

28. Your disclosures on page 18 indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Forterra Building Products

Audited Financial Statements

Note 1. Organization and description of the business, page F-34

Basis of Presentation – Successor, page F-34

29. Your portion of Lone Star's initial $432.2 million equity investment is $167.5 million and your allocated portion of the $940 million of third party debt used to finance the

Acquisition is $515.5 million. Please disclose how the amounts to be allocated were determined as well as the disclosures required by ASC 405-40-50-1. In addition, you note that your affiliate co-obligors were released from joint and several liability under the credit agreements and you are consequently the sole source of repayment under the credit agreements. Please clarify if you could potentially have to pay for more than the amount of third party debt allocated to you. Please confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of Lone Star or that there are no commitments to use your cash flows to service Lone Star's debt subsequent to the separation.

Basis of Presentation – Predecessor, page F-35

30. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management's estimates of what the expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to SAB Topic 1:B.1.

Environmental Remediation Liabilities, page F-41

31. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 10. Debt and deferred financing costs, page F-54

32. In conjunction with the issuance of debt related to the Cretex acquisition, LSF9 incurred $71.6 million of debt issuance costs and debt discounts; of which $51.9 million is attributed to your debt obligation. It is not clear if the $71.6 million of total debt issuance costs and debt discounts also includes debt related to the Acquisition and not just the Cretex acquisition. Please clarify. If this only includes debt related to the Cretex acquisition, please clarify why the entire $71.6 million would not be attributable to your debt obligation.

Note 13. Income taxes, page F-56

33. Income tax expense and related current and deferred income taxes receivable and payable for the periods ending March 13, 2015 and December 31, 2013 and 2014 are calculated assuming hypothetical stand-alone income tax returns filed in Canada and its provinces and hypothetical consolidated income tax return for the Predecessor's U.S. and state activities. Please better clarify why these different methodologies were used for Canada versus the U.S.

Note 14. Commitments and contingencies, page F-60

Long-term Incentive Plan, page F-60

34. Following the Acquisition the Company implemented a cash-based long term incentive plan, which entitles the participants a potential cash payout upon a monetization event which includes an initial public offering where Lone Star reduces its ownership interest below 50% or at Lone Star's discretion. Please disclose why this offering is not considered to be a monetization event for these purposes.

Note 22. Subsequent events, page F-72

Sale-Leaseback Transaction, page F-72

35. Please provide us with a summary of the analysis you performed pursuant to ASC 840-40 to determine the appropriate accounting for the sale-leaseback transaction in April 2016. Please also provide the disclosures required by ASC 840-40-50.

Changes to Debt Obligations and Borrowing Capacity, page F-73

36. Please disclose the terms and conditions of the arrangements related to the debt amounts borrowed by LSF9 to finance the acquisition of US Pipe and to pay a dividend to the shareholders of LSF9 which you will be assuming. Please also provide the other disclosures required by ASC 405-40-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Cc: Peter Wardle, Esq.
       Bill Wortmann, Esq.
       Jeff Chapman, Esq.
       Joshua Davidson, Esq.
       Samantha Crispin, Esq.